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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                               CLINICHEM DEVELOPMENT INC.
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                                    (Name of Issuer)

                          CLASS A COMMON SHARES, NO PAR VALUE
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                             (Title of Class of Securities)

                                      186-906-103
                 -----------------------------------------------------

                                     (CUSIP Number)

      Charles-A. Tessier, Vice President, Legal Affairs and General Counsel
               BioChem Pharma Inc., 275 Armand Frappier Boulevard
                       Laval, Quebec H7V 4A7 Canada
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              April 25, 2000
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         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this (Name, Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


NOTE:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)
                           (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 186-906-103                     13D                  Page 2 of 4 Pages
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        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           (ENTITIES ONLY)

           BioChem Pharma Inc.
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        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|

                                                                         (b) |_|
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        3  SEC USE ONLY


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        4  SOURCE OF FUNDS*


           WC
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        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|


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        6  CITIZENSHIP OR PLACE OF ORGANIZATION)

           Laval, Quebec, Canada
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     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 144,000
      OWNED BY        ---------  -----------------------------------------------
        EACH                  8  SHARED VOTING POWER
     REPORTING
    PERSON WITH                  N/A
                      ---------  -----------------------------------------------
                              9  SOLE DISPOSITIVE POWER

                                 144,000
                      ---------  -----------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 N/A
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       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           144,000
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       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|
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       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%
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       14  TYPE OF REPORTING PERSON*

           CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Page 3 of 4 Pages

         This amendment Number 1 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada. The purpose of this amendment is to correct a typographical error in item 4 of the initial Schedule 13D, which mistakenly recounted cash amounts in U.S. dollars. The appropriate currency is the Canadian dollar and the Schedule 13D has been restated in its entirety below to reflect this change.

Item 1.   Security and Issuer.

         This Schedule 13D relates to the Series A Common Stock, no par value ("Series A Common Stock"), of CliniChem Development Inc. ("CliniChem"), 275 Armand-Frappier Boulevard, Laval, Quebec, Canada H7V 4A7.


Item 2.   Identity and Background.

         This Schedule 13D is being filed by BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada. BioChem has specialized since 1986 in the research, development, manufacture and sale of products for the diagnosis, treatment and prevention of diseases involving the immune system. The principal executive offices of BioChem are at 275 Armand-Frappier Boulevard, Laval, Quebec, Canada H7V 4A7.

         BioChem has not, during the last five years, or at any time prior thereto: (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its having been or being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         Biochem has purchased the Series A Common Stock through open market purchases by its broker from time to time over a period of approximately three months from January 28, 2000 to May 1, 2000. The aggregate purchase price paid for the Series A Common Stock over that period was Cdn$249,187.50. BioChem has paid the purchase price from its working capital.

Item 4.   Purpose of Transaction.

         On March 31, 1998, BioChem entered into a Distribution Agreement with CliniChem pursuant to which BioChem agreed to contribute Cdn$150 million of cash to CliniChem as a capital contribution and exchange the shares of capital stock of CliniChem then held by BioChem for all outstanding shares of Class A Common Stock and Class B Common Stock, no par value (the "Class B Common Stock"), of CliniChem. BioChem then distributed all Class A Common Shares then held by it to its shareholders.

         Pursuant to CliniChem's Articles of Incorporation, all of the Class A Common Stock is subject to a purchase option whereby the holder of the majority of the outstanding Class B Common Stock can acquire all of the shares of Class A Common Stock at a price to be set according to a predetermined formula upon the earlier to occur of (i) March 31, 2003 and (ii) the 90th day after CliniChem's financial statements show cash and cash equivalents of less than Cdn$5.0 million. BioChem, as the holder of the majority of Class B Common Stock, currently holds the purchase option. Under the terms of such option, BioChem may elect to issue its common shares in satisfaction of the purchase price.

         On January 10, 2000, BioChem announced its plan to exercise its purchase option of all the outstanding Class A Common Stock when CliniChem's funding runs out, which is expected sometime before year-end. Since January 10, BioChem from time to time has purchased an aggregate of 144,000 shares of Class A Common Stock in the open market. Although, BioChem currently intends to exercise the purchase option when CliniChem's funding runs out, BioChem may continue from time to time to purchase shares of Class A Common Stock in the open market or privately negotiated transactions or otherwise as it deems appropriate.

Item 5.  Interest in Securities of the Issuer:

         (a)  Amount Beneficially Owned

                  144,000 shares

         (b)  Percent of Class



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Page 4 of 4 Pages

                  5.3%

         (c)  Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                           144,000

                  (ii)     shared power to vote or to direct the vote

                           N/A

                  (iii)    sole power to dispose or to direct the disposition of

                           144,000

                  (iv) shared power to dispose or to direct the disposition of

                           N/A

         (d) Other Persons known to have the right to receive or the power to direct the receipt of dividends.

                  N/A

         (e)  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

                  Pursuant to CliniChem's Articles of Incorporation, BioChem, as the holder of a majority of the shares of Class B Common Stock, holds the option to acquire all of the shares of Class A Common Stock as more fully described in
Item 4 above and in CliniChem's Articles of Incorporation filed pursuant to Item 7 below.

Item 7.  Material to be Filed as Exhibits.

                  3.3 Restated Articles of Incorporation of CliniChem (incorporated by reference to CliniChem's Form F-1 filed March 23, 1998 (File No. 333-45871)).


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 2, 2000
                                 ----------------------------
                                            (Date)


                                /s/  Charles-A Tessier
                                 ----------------------------
                                         (Signature)

                                     Charles-A Tessier
                        Vice-President, Legal Affairs and General Counsel
                        -------------------------------------------------
                                        (Name/Title)